UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   April 2009            File No.    0-51352

PowerNova Technologies Corporation.

(Name of Registrant)

1010 – 207 West Hastings Street, Vancouver, British Columbia, Canada, V6B 1H7

(Address of principal executive offices)

1.

Interim Financial Statements (unaudited) for the 9 month period ended February 28, 2009.

2.

Management Discussion and Analysis for the period ended February 28, 2009.

3.

Certification of CEO

4.

Certification of CFO

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

PowerNova Technologies Corporation

(Registrant)

Dated: April 30, 2009	By: /s/ Stuart Lew Stuart Lew, CEO & Director